VIA EDGAR

Ms Sasha Parikh
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., MailStop 6010
Washington, D.C. 20549

September 15, 2010

Re:	Sanofi-Aventis
Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 001-31368

Dear Ms Parikh

This is a follow up to our telephone conversation today regarding the Staff’s comment letter dated September 2, 2010 addressed to Mr. Jérôme Contamine, Chief Financial Officer of Sanofi-Aventis.

This letter is to confirm that Sanofi-Aventis is in the process of gathering information responsive to the Staff’s aforementioned comment letter and intends to respond to the comment letter by the first week of October.

Please do not hesitate to contact me at 011 + 33 1 53 77 48 96 if you have any questions.

Very truly yours,

/s/ John Felitti
John Felitti
Associate Vice-President, Corporate Law Finance and Securities Law

cc:	Jérôme Contamine, Executive Vice President, Chief Financial Officer Laurent Gilhodes, Vice President, Group Accounting & Asset Valuation